FORM 6-K

Securities and Exchange Commission
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of	August	2016
BlackBerry Limited
(Translation of registrant’s name into English)
2200 University Avenue, Waterloo, Ontario, Canada N2K 0A7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DOCUMENT INDEX

Document		Page No.
1.	BlackBerry Announces Normal Course Issuer Bid for Convertible Debentures	2.

Document 1

NEWS RELEASE
FOR IMMEDIATE RELEASE

BlackBerry Announces Normal Course Issuer Bid for Convertible Debentures

Waterloo, ON - BlackBerry Limited (NASDAQ: BBRY; TSX: BB), a global leader in secure mobile communications, today announced that it has received acceptance from the Toronto Stock Exchange (the “TSX”) with respect to a normal course issuer bid (“NCIB”) to purchase up to US$125,000,000 principal amount of its 6 percent unsecured convertible debentures (BB.DB.U) (the “Debentures”), representing 10 percent of the issued and outstanding Debentures in the public float as at July 31, 2016. BlackBerry can purchase the Debentures pursuant to the NCIB through the facilities of the TSX or alternative trading systems commencing on August 8, 2016 and ending on November 13, 2016, or such earlier time as the NCIB is completed or terminated by BlackBerry. Any Debentures purchased under the NCIB will be cancelled. BlackBerry has entered into an automatic purchase plan dated as of August 2, 2016 with BMO Nesbitt Burns Inc. to allow for the repurchase of Debentures at times when BlackBerry ordinarily would not be active in the market due to its own internal trading blackout periods, insider trading rules or otherwise.

As of July 29, 2016, BlackBerry had US$1,250,000,000 principal amount of Debentures outstanding and the average daily trading volume for the 6 months prior to July 31, 2016 was US$184,182. Under the NCIB, daily purchases will be limited to US$46,045, other than block purchases.

“We intend to take advantage of our strong cash position to repurchase convertible debentures in order to reduce both our interest expense and potential future dilution of our shareholders,” said John Chen, Executive Chairman and CEO, BlackBerry.

The price that BlackBerry will pay for any shares under the share repurchase program will be the prevailing market price at the time of purchase. The actual principal amount of Debentures to be purchased and the timing and pricing of any purchases under the NCIB will be determined by BlackBerry. There is no assurance that any Debentures will be purchased under the NCIB and BlackBerry may elect to modify, suspend or discontinue the NCIB at any time without prior notice.

BlackBerry had a normal course issuer bid in place which terminated on June 28, 2016, pursuant to which BlackBerry purchased 12,606,978 of its common shares at a weighted average price of US$7.35.

The TSX has neither reviewed nor accepts responsibility for the adequacy or accuracy of this news release.

About BlackBerry
BlackBerry is securing a connected world, delivering innovative solutions across the entire mobile ecosystem and beyond. We secure the world’s most sensitive data across all end points - from cars to smartphones - making the mobile-first enterprise vision a reality. Founded in 1984 and based in Waterloo, Ontario, BlackBerry operates offices in North America, Europe, Middle East and Africa, Asia Pacific and Latin America. The Company trades under the ticker symbols “BB” on the Toronto Stock Exchange and “BBRY” on the NASDAQ. For more information, visit www.BlackBerry.com.

Media Contact:
BlackBerry Media Relations
(519) 597-7273
mediarelations@BlackBerry.com

Investor Contact:
BlackBerry Investor Relations
(519) 888-7465
investor_relations@BlackBerry.com

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Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used herein, words such as "expect", "anticipate", "estimate", "may", "will", "should", "intend", "believe", and similar expressions, are intended to identify forward-looking statements. Forward-looking statements are based on estimates and assumptions made by BlackBerry Limited in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that BlackBerry believes are appropriate in the circumstances. Many factors could cause BlackBerry's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of BlackBerry's Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov). These factors should be considered carefully, and readers should not place undue reliance on BlackBerry's forward-looking statements. BlackBerry has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BlackBerry Limited
(Registrant)
Date:	August 4, 2016	By:	/s/ James Yersh
(Signature)
James Yersh Chief Financial Officer